January 15, 2009

VIA EDGAR AND FAX (202) 772-9215

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Attention Mr. H. Christopher Owings

Re:  Pool Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 000-26640

Dear Mr. Owings:

This letter is respectfully submitted in response to the comments received from the Commission by facsimile transmission on December 23, 2009.  In order to expedite the staff’s review of our response, we have reproduced the full text of the staff’s comment, followed by our response.

Definitive Proxy on Schedule 14A

Annual Cash Incentive, page 16

1. Please disclose how you specifically arrived at the amounts reflected in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table based on the 2008 targets presented on page 17.  We note your statement on page 17 that the Committee applied its discretion and awarded your executive officers approximately 5% to 15% of base salary above the calculated bonus levels for the 2008 annual bonus plan.  Clearly state which, if any, of the financial measures for each executive officer were met and/or if the amounts paid represent satisfaction of the individual’s business objectives, including the specific objective(s) met.  In this regard, please note that you previously represented to the staff that you would provide this information.  Refer to your responses to comments 14 and one in your response letters dated July 1, 2008 and September 26, 2008, respectively.

Response:

Please note that pursuant to our response to comment one in our response letter dated September 26, 2008, we revised the disclosure to footnote 1 of the Summary Compensation Table to match the wording in our September 26 response to you. However, in light of your additional comment above, we will in future filings add additional specific disclosure for each named executive officer.  Our intended disclosure for future filings in response to your comment would have revised our 2008 proxy as follows:

At the top of page 17, prior to the listing of the other specific business objectives for each Named Executive Officer, we would add the following:

“Each Named Executive Officer’s “Other Specific Business Objectives” are described below.  If the diluted earnings per share threshold is not achieved and the earnings per share overlay eliminates the portion of the bonus subject to the overlay, the Committee may never the less allow discretionary adjustments and award an amount for performance related to an objective or otherwise based on an individual’s exceptional performance; but total payouts cannot exceed the overall cap of 120% of base salary.”

At the bottom of page 17, the last paragraph immediately prior to the subheading “Long-Term Non-Equity Incentive,” would be revised to read as follows:

“In 2008, we did not attain the diluted earnings per share threshold.  However, the maximum level for operational cash flow and certain specific business objectives for each Named Executive Officer were achieved.  In addition, the Committee applied its discretion and awarded our executive officers approximately 5% to 15% of base salary for achievement of business objectives above the objectively calculated bonus levels for the 2008 annual bonus plan.  In exercising its discretion, the Committee took into account achievement of the individual’s subjective performance criteria, our relative performance in an extremely difficult market and each executive’s individual contribution to that performance, and the level of incentives earned by company personnel overall.  The Committee believes this discretionary aspect enables a more comprehensive performance review without relying solely on a formula based approach.

Specifically, Mr. Perez de la Mesa received an annual bonus of $85,000, 20.7% of his base salary.  Mr. Perez de la Mesa’s annual bonus was calculated based upon achievement of the operational cash flow (10%) and a discretionary award for satisfactory completion of organization planning and development and strategic plan development business objectives (10.7%).

Mr. Joslin received an annual bonus of $58,750, approximately 25% of his base salary.  Mr. Joslin’s annual bonus was calculated based upon his satisfactory completion of treasury and investor relations (5%) and expense management (5%) objectives, as well as a discretionary award for satisfactory completion of financial, audit and tax management objectives, human resources objectives, and overall performance (15%).

Mr. Cook’s annual bonus of $104,000, approximately 40% of his base salary, was calculated based upon his satisfactory completion of gross margin, division profitability and budget (30%) and strategic sourcing and complementary products (5%) objectives and a discretionary award for satisfactory completion of organization planning and development objectives (5%).

Mr. Nelson’s annual bonus of $75,250, approximately 35% of his base salary, was calculated based upon his satisfactory completion of gross margin and gross profit (15%), inventory (10%), and central shipping locations (5%) objectives, as well as a discretionary award for his leasing and facilties management, information technology and strategic plan coordination objectives (5%).

Mr. St. Romain’s annual bonus of $55,000, approximately 25% of his base salary, was calculated based upon his satisfactory completion of group operating profit and return on assets (10%) and gross margin (10%) objectives. Mr. St. Romain also received a discretionary award for his organization planning and development objective (5%).”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing.  If you have any questions or comments, please call me at your convenience at 985-801-5702.

Sincerely,

/s/ Mark W. Joslin
      Mark W. Joslin
      Vice President, Chief Financial Officer